UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

SEC File Number: 000-55924

CUSIP Number: 87185L206

(Check One) ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Sysorex, Inc.

Full Name of Registrant

Former Name if Applicable

Not applicable

13880 Dulles Corner Lane, Suite 175

Address of Principal Executive Office (Street and Number)

Herndon, Virginia 20171

City, State and Zip Code

PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sysorex, Inc. (the “Registrant”) has determined that it is not able to file its annual report on Form 10-K for the period ended December 31, 2019 (the “Form 10-K”) within the prescribed time period without unreasonable efforts or expense, due to delays in the completion of its consolidated financial statements and related portions of the Form 10-K. The Registrant requires additional time to allow its auditor to complete the review of its consolidated financial statements for the period ended December 31, 2019. The Registrant presently expects to file the Form 10-K within the period of 15 calendar days as provided under Rule 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Vincent Loiacono	(800)	929-3871
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In addition to the matters discussed in Part III above, the Registrant expects its net revenues for the year ended December 31, 2019 to be $5.3 million compared to $4.5 million for the prior year, an increase of approximately 18%., largely due to new orders from the Department of Justice Tribal Access Program (TAP) and from the Bureau of Prisons mail scanning studies and new body scanner deployments.

The Registrant also expects its cost of revenues for the year ended December 31, 2019 to be $4.1 million compared to 2.2 million for the prior year, an increase of approximately 87%. The expected increase in cost of revenues of $1.9 million is primarily attributable to increased vendor costs needed to fulfill orders.

The gross profit margin for the year ended December 31, 2019 is expected to be 21% compared to 50% during the prior year. The decrease in gross margin is primarily attributable due to increased vendor costs, while contract pricing did not increase and new orders competitively awarded, which caused initial orders to have lower margins.

Operating expenses for the year ended December 31, 2019 are expected to decrease by 42% to 5.4 million compared to $9.3 million for the prior year because of continued efforts to reduce costs and preserve cash. In 2019, the Registrant continued its downsizing of staff and further reduced its other general and administrative costs.

Loss from operations for the year ended December 31, 2019 is expected to decrease by 39% to $4.3 million compared to $7.1 million for the prior year, which is primarily attributable to a decrease in gross profit of $1.1 million, offset by a $3.9 million decrease in operating expenses as described above.

Net other (expense) income for the year ended December 31, 2019 is expected to increase by $0.3 million to $(1.1) million compared to $(0.8) million for the prior year as a result of increased interest charges on increased debt balances.

Net loss for the year ended December 31, 2019 is expected to decrease by 31% to $5.4 million compared to $7.9 million for the prior year. This decrease in net loss of $2.5 million is attributable to the changes discussed above.

These figures are preliminary, unaudited and subject to change pending the filing of the Registrant’s Form 10-K, and are prepared in accordance with the United States of America generally accepted accounting principles.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the fact that they do not relate strictly to historical or current facts. The Registrant has based these forward-looking statements on its current expectations about future events. These forward-looking statements include statements with respect to the Registrant’s beliefs, plans, objectives, goals, expectations, anticipations, intentions, financial condition, results of operations, future performance, and business, including but not limited to its current and future results and plans and statements that include the words “may,” “could,” “should,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan” or similar expressions. All forward-looking statements included in this filing, including expectations about the timing of the completion of the Registrant’s financial statements and audit for the year ended December 31, 2019, and the timing, form and content of the Form 10-K are based upon information available to the Registrant as of the date of this filing, which may change. Therefore, the Registrant cautions you not to place undue reliance on the Registrant’s forward-looking statements. The Registrant does not intend to, and it disclaims any duty or obligation to, update or revise any forward-looking statements to reflect new information or future events or for any other reason. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Sysorex, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2020	By:	/s/ Vincent Loiacono
Vincent Loiacono, Chief Financial Officer

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